UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                              to

Commission file number 1-16455

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliant Energy, Inc. Savings Plan

P.O. Box 148

Houston, TX 77001-0148

B.                  Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliant Energy, Inc.

1000 Main Street

Houston, TX 77002

RELIANT ENERGY, INC. SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2004

The following schedules required by the Department of Labor’s regulations are omitted due to the absence of the conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

Consent of Independent Registered Public Accounting Firm – Melton & Melton, L.L.P. (Exhibit 23.1)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
   Reliant Energy, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reliant Energy, Inc. Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELTON & MELTON, L.L.P.

Houston, Texas
June 22, 2005

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
ASSETS:
Investments, at fair value	$309,274,315	$242,967,816
Participant Loans	5,137,752	4,913,138
Contributions Receivable-Employer	3,090,055	4,944,099

NET ASSETS AVAILABLE FOR BENEFITS	$317,502,122	$252,825,053

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Employer	$18,596,014
Participant	21,218,646
Investment Income:
Interest	1,657,290
Dividends	4,112,431
Net appreciation in fair value of investments	45,753,019
Assets transferred in, net	16,659,659

Total additions	107,997,059

DEDUCTIONS:
Benefits paid to participants	43,130,998
Administrative expenses	188,992

Total deductions	43,319,990

NET INCREASE	64,677,069

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	252,825,053

NET ASSETS AVAILABLE FOR BENEFITS: END OF YEAR	$317,502,122

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

General - The Reliant Energy, Inc. Savings Plan (formerly, the Reliant Resources, Inc. Savings Plan, changed effective as of April 26, 2004), (the “Plan”), is a defined contribution plan sponsored by Reliant Energy, Inc. (formerly Reliant Resources, Inc., and changed effective as of April 26, 2004), (the “Company”) covering substantially all of the eligible non-union employees of the Company or a subsidiary or an affiliate of the Company that has adopted the Plan. The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Employees of the Company or a subsidiary or affiliate of the Company as of March 27, 2002, other than employees of Reliant Energy Mid-Atlantic Power Holdings, LLC, Reliant Energy Maryland Holdings, LLC, Reliant Energy New Jersey Holdings, LLC, Reliant Energy Northeast Management Company, or Reliant Energy Mid-Atlantic Power Services, Inc. (“REMA Employees”), that has adopted the Plan and were eligible to participate in the Reliant Energy, Incorporated Savings Plan, were eligible to participate in the Plan on March 28, 2002. Employees of the Company on or after March 28, 2002 are eligible to participate in the Plan on his or her employment date. REMA Employees who, as of January 31, 2002, were eligible to participate in the Reliant Energy Mid-Atlantic Savings Plan for Non-Represented Employees, became eligible to participate in the Plan as of February 1, 2002. REMA Employees hired after February 1, 2002 are eligible to participate in the Plan on his or her employment date.

Contributions - Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. These contributions are limited to an aggregate of 16% of the participant’s eligible compensation up to the Internal Revenue Service Code (the “Code”) section 401(a) (17) limit. For 2004, this limit was $205,000. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Code.  The total amount of participant pre-tax contributions was limited to $13,000 and $12,000 in 2004 and 2003, respectively. The maximum Catch-Up Contribution amount was $3,000 and $2,000 for 2004 and 2003, respectively. Any contributions in excess of the pre-tax contribution limit, excluding any Catch-Up Contributions, are made to the participant’s after-tax account, unless the participant elects otherwise. Plan participants who contribute also receive Company matching contributions equal to 100% of the first 6% of the participant’s contribution. Under the provisions of the Plan, the Company may make two types of discretionary contributions – one is a payroll discretionary contribution and the other is an annual discretionary contribution. For any year, the Company may elect, in its sole discretion, to make payroll discretionary contributions to the Plan on behalf of participants in an amount equal to a prescribed percentage of pay for each payroll period. The payroll discretionary contribution percentage for 2004 and 2003 was 2% and was limited to the first $85,000 of the participant’s eligible compensation for the year. The Company may also elect, in its sole discretion, to make an annual discretionary contribution of up to 3% of the participants’ eligible compensation. The annual discretionary contribution may be made in cash, the Company stock or a combination of cash and the Company stock, as determined by the Chairman of the Board, Chief Executive Officer, President, or Chief Operating Officer of the Company. This contribution will generally be made within 90 days following the end of the Plan year. The annual discretionary contribution receivable at December 31, 2004 and 2003 was approximately $3.1 million and $4.9 million, respectively. Participants do not need to contribute to the Plan to receive either type of discretionary contribution.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, the Company’s matching contribution and the Company’s payroll discretionary contribution into various investment options offered by the Plan. The Company’s annual discretionary contribution may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available option.

Vesting - Participants are fully vested in their total account balance, including Company contributions, under the Plan.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Presentation - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

Market Risk  - The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility.  Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the Vanguard Retirement Savings Trust are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income, if any, is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

3.                      ASSETS TRANSFERRED TO THE PLAN

In December 2004, approximately $16.6 million in assets from the Orion Power Holdings, Inc. Savings Plan (the “Orion Plan”) transferred to the Plan in connection with the transfer of certain non-bargaining participants in the Orion Plan to the Plan.

4.                      INVESTMENTS

Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Mutual Funds:
Neuberger Berman Genesis Trust	$17,769,812	$12,867,444
PIMCO Funds: Pacific Investment Management Series: Total Return		16,077,449
Vanguard 500 Index Fund Investor Shares	32,018,425	22,823,407
Vanguard Growth Equity Fund	25,811,309	27,068,076
Vanguard LifeStrategy Moderate Growth Fund		12,777,079
Vanguard Windsor II Fund Investor Shares	26,698,659	23,123,282
Common/Collective Trust Funds:
Vanguard Retirement Savings Trust	42,134,294	30,882,148
Common Stock Funds:
CenterPoint Energy Stock Fund		16,274,576
Reliant Energy Common Stock Fund	55,632,405	37,584,563

During 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$15,634,730
Common stocks	30,118,289
$45,753,019

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, participants would remain 100% vested in their account.

6.                      RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.                      TAX STATUS

The Plan obtained its latest determination letter dated August 18, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                      SUBSEQUENT EVENT

The Plan was amended and restated effective January 1, 2005 with no significant changes. The restated Plan was amended effective as of February 23, 2005, to allow participants to elect to defer, as a pre-tax contribution to the Plan, from 1% up to 50% of eligible compensation each pay period. Additionally, participants may elect to make an after-tax contribution to the Plan from 1% up to 16% of eligible compensation each pay period.

RELIANT ENERGY, INC. SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2004

EIN 76-0655566

PLAN 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Mutual Funds:
*	American Funds EuroPacific Growth Fund	Registered Investment Company	(1)	$11,901,587
*	American Funds: New Perspective Fund	Registered Investment Company	(1)	3,276,019
*	American Funds: The Growth Fund Of America	Registered Investment Company	(1)	2,091,101
*	Artisan International Fund, International Shares	Registered Investment Company	(1)	993,990
*	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	(1)	771,499
*	Dodge & Cox Balanced Fund	Registered Investment Company	(1)	5,684,627
*	Fidelity Securities Fund: Fidelity Dividend Growth Fund	Registered Investment Company	(1)	4,383,513
*	Harris Associates Investment Trust: Oakmark Fund; Class I Shares	Registered Investment Company	(1)	2,046,826
*	Neuberger Berman Genesis Trust	Registered Investment Company	(1)	17,769,812
*	PIMCO Funds: Pacific Investment Management Series: Total Return	Registered Investment Company	(1)	12,991,776
*	T. Rowe Price Equity Income Fund Advisor Class	Registered Investment Company	(1)	640,286
*	T. Rowe Small-Cap Stock Fund – Advisor Class	Registered Investment Company	(1)	2,910,502
*	Turner Small Cap Growth Fund – Class I Shares	Registered Investment Company	(1)	4,867,415
*	The Gabelli Growth Fund; Class AAA Shares	Registered Investment Company	(1)	131,081
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	(1)	32,018,425
*	Vanguard Capital Opportunity Fund	Registered Investment Company	(1)	6,610,992
*	Vanguard Growth Equity Fund	Registered Investment Company	(1)	25,811,309
*	Vanguard PRIMECAP Fund	Registered Investment Company	(1)	2,991,095
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	(1)	783,372
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	(1)	5,906,588
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	(1)	11,701,735

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	(1)	3,679,884
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	(1)	1,241,377
*	Vanguard Target Retirement Income Fund	Registered Investment Company	(1)	325,105
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	(1)	5,130,423
*	Vanguard Total Stock Market Fund Investor Shares	Registered Investment Company	(1)	4,773,440
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	(1)	26,698,659

	Common/Collective Trust Funds:
*	Vanguard Retirement Savings Trust	Common/Collective Trust	(1)	$42,134,294

	Common Stock Funds:
*	CenterPoint Energy Stock Fund	Company Stock Fund	(1)	$13,375,178
*	Reliant Energy Common Stock Fund	Company Stock Fund	(1)	55,632,405

*	Participant Loans	Interest rates between 4.0% - 10.5%	0	$5,137,752

	Total assets held for investment purposes			$314,412,067

*                      Party in interest.

(1)               Cost information has been omitted because all investments are participant-directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT ENERGY, INC. SAVINGS PLAN

	By	/s/ JAMES A. AJELLO

James A. Ajello, Chairman of the Benefits
Committee of Reliant Energy, Inc., Plan
Administrator

June 22, 2005